Infosys®

Performance for the First Quarter ended June 30, 2009

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer

Safe Harbour

Certain statements in this presentation concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2009 and on Form 6-K for the quarters ended June 30, 2008, September 30, 2008 and December 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Agenda

- Financial Performance
- Operational Performance
- Client Acquisition & Expansion of Services
- Human Resources
- Capex and Infrastructure
- Outlook
- Summary

Financial Performance

Highlights...

- Income was Rs. 5,472 crore for the quarter ended June 30, 2009; YoY growth was 12.7%
- Net profit after tax was Rs. 1,527 crore for the quarter ended June 30, 2009; YoY growth was 17.3%
- Earnings per share increased to Rs. 26.66 from Rs. 22.75 in the corresponding quarter in the previous year; YoY growth was 17.2%

...Highlights

- 27 clients were added during the quarter by Infosys and its subsidiaries
- Gross addition of 3,538 employees (net decline of 945) for the quarter by Infosys and its subsidiaries
- 1,03,905 employees as on June 30, 2009 for Infosys and its subsidiaries.

Financial Performance

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	June 30,		Growth (%)	March 31, 2009	Growth % in Q1 10 over Q4 09
	2009	2008			
Income from software services, products and business process management	**5,472**	**4,854**	**12.7**	**5,635**	**(2.9)**
Software development and business process management expenses	2,915	2,754	5.8	3,045	(4.3)
GROSS PROFIT	**2,557**	**2,100**	**21.8**	**2,590**	(1.3)
Selling and marketing expenses	261	257	1.6	270	(3.3)
General and administration expenses	428	364	17.6	429	(0.2)
	689	**621**	**11.0**	**699**	(1.4)
OPERATING PROFIT BEFORE DEPRECIATION	**1,868**	**1,479**	**26.3**	**1,891**	**(1.2)**
Depreciation	222	169	31.4	228	(2.6)
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,646**	**1,310**	**25.6**	**1,663**	**(1.0)**
Other income, net	269	117	129.9	252	6.7
Provision for investments	–	–	–	–	–
NET PROFIT BEFORE TAX	**1,915**	**1,427**	**34.2**	**1,915**	–
Provision for taxation	388	125	210.4	302	28.5
NET PROFIT AFTER TAX	**1,527**	**1,302**	**17.3**	**1,613**	**(5.3)**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	26.66	22.75	17.2	28.16	(5.3)
Diluted	26.63	22.70	17.3	28.13	(5.3)

Operational Performance

Region wise Revenue

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
North America	64.7	64.6	62.6	63.8	62.0
Europe	24.7	24.3	27.3	25.7	28.1
India	0.9	1.6	1.3	1.2	1.2
Rest of the world	9.7	9.5	8.8	9.3	8.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Utilization Rates

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Utilization					
Including trainees	67.0	67.6	68.9	68.1	69.6
Excluding trainees	70.9	74.5	72.2	73.4	75.3

Revenues by Project type

REVENUE BY PROJECT TYPE *					
	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Fixed Price	38.1	38.3	32.8	36.7	32.2
Time & Materials	61.9	61.7	67.2	63.3	67.8
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

Onsite-Offshore Revenue split

	Quarter ended			LTM	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Jun 30, 2009	Jun 30, 2008
	%	%	%	%	%
Revenue					
Onsite	46.4	46.2	47.5	46.4	47.9
Offshore	53.6	53.8	52.5	53.6	52.1

Customer Concentration

CLIENT DATA					
	Quarter ended			Year ended	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Mar 31, 2009	Mar 31, 2008
Number of Clients					
Active	569	579	567	579	538
Added during the period	27	37	49	156	170
Accounting for > 5% of revenue	-	1	1	1	1
Number of million* dollar clients					
1 Million dollar +	330	327	325	327	310
5 Million dollar +	151	151	146	151	141
10 Million dollar +	104	101	91	101	89
20 Million dollar +	61	59	53	59	47
30 Million dollar +	45	39	33	39	32
40 Million dollar +	30	30	25	30	22
50 Million dollar +	19	20	18	20	18
60 Million dollar +	15	16	16	16	13
70 Million dollar +	12	12	12	12	12
80 Million dollar +	11	10	12	10	10
90 Million dollar +	6	7	8	7	6
100 Million dollar +	4	4	6	4	6
200 Million dollar +	1	1	1	1	1
300 Million dollar +	-	1	1	1	1
Client contribution to revenue					
Top client	4.5%	5.7%	7.9%	6.9%	9.1%
Top 5 clients	16.3%	17.2%	19.9%	18.0%	20.9%
Top 10 clients	25.8%	26.8%	30.1%	27.7%	31.4%
Repeat business	98.7%	95.9%	99.6%	97.6%	97.0%
Account receivables – LTM (in days)	56	62	69	62	72

"LTM" - Last Twelve Months

* LTM Revenues

Awards and Recognitions

- Reputation Institute's Global Reputation Pulse 2009 ranked us among the world's top 50 most respected companies
- We were rated the 'Best Outsourcing Partner' for the third consecutive year by the readers of Waters magazine in its annual survey on best service providers to banking and capital markets firms
- Infosys BPO won the 'ASTD Excellence in Practice Award' that honors a practice of diversity for enhanced performance, and recognizes corporate programs to address issues on intercultural, gender or sexual orientation
- Infosys BPO also earned the highest rating, Level 5, for the e-Sourcing Capability Model (eSCM-SP: v2.0) from Carnegie Mellon University's IT Services Qualification Center

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services

- Infosys continues to win transformational deals, solution-based engagements, and systems integration projects as clients seek a trusted partner in their journeys
- A leading manufacturer and marketer of beauty care products, Alberto Culver Company, selected us to enhance its trade promotion effectiveness
- A developer and marketer of video games software and content, is using our enterprise collaboration platform to ensure sustained community interaction and innovation management
- A manufacturing major awarded us a deal to standardize its global processes as per contextual business needs
- A premium food retailer, Waitrose, selected us as its partner for a multi-channel commerce transformation program
- A transportation major engaged us to meet its strategic needs of global product development by integrating engineering and manufacturing data

Client Acquisition & Expansion of Services

- Infosys' consulting services is also contributing to growth. A provider of workflow solutions sought our consulting services for a transformational project deploying a human capital management system that supports global and local processes in more than 25 countries
- A global manufacturer engaged us for PLM services, including roadmap definition and assessment
- Infosys continues to strengthen its position in the banking and capital markets sector.
- A leading bank chose us to help it architect a future-state platform for client payment authorizations as well as conduct performance testing on one of its key online banking channels
- Telstra, Australia's leading telecommunications and information services company, selected us as one of its key strategy partners to support its five-year AUD 450 million contracts for application development and maintenance

Finacle™

- In the first quarter, we launched the Finacle™ direct banking solution — a comprehensive solution that supports full-fledged branchless delivery of banking services through internet, mobile or call center channels
- While supporting banks to achieve aggressive customer acquisition targets with lower Total Cost of Ownership (TCO), direct banking also increases customer stickiness by offering multiple self-service channels through an integrated solution
- Finacle™ continued its momentum in Europe, Middle East and Africa (EMEA) with five banks from the region choosing Finacle™ solutions in the quarter
- A bank in the Middle East chose Finacle™ 10, the latest version of Finacle™ Universal Banking Solution, for its Islamic banking operations
- Six Finacle™ client projects went live in the quarter. Of these, three projects are from EMEA and three from Asia Pacific

Process innovation

- During the quarter, Infosys applied for one patent in India. With this, Infosys has an aggregate of 200 patent applications (pending) in India and the U.S. and has been granted three patents by the United States Patent and Trademark Office

Human Resources

Human Resources

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Jun 30, 2009	Mar 31, 2009	Jun 30, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,03,905	1,04,850	94,379	1,04,850	91,187
S/W professionals	96,084	97,349	87,816	97,349	85,013
Billable	*88,061*	*86,306*	*82,368*	*86,306*	*79,494*
Banking Product Group	*2,414*	*2,349*	*2,076*	*2,349*	*2,053*
Trainees	*5,609*	*8,694*	*3,372*	*8,694*	*3,466*
Sales & Support	7,821	7,501	6,563	7,501	6,174
Gross Addition	3,538	4,935	7,182	28,231	33,177
Net Addition	(945)	1,772	3,192	13,663	18,946
Lateral Employees	390	659	2,013	5,796	8,523
Attrition % (LTM)*	11.1%	11.1%	13.6%	11.1%	13.4%

* Excluding subsidiaries

Infrastructure

Infrastructure

- As on June 30, 2009, the company had 23,305,805 sq. ft of space capable of accommodating 95,939 employees and 3,252,537 sq. ft under completion capable of accommodating 19,340 employees

Outlook

Indian GAAP – Consolidated

Outlook under Indian GAAP – consolidated

*Quarter ending September 30, 2009**

- Income is expected to be in the range of Rs. 5,318 crore and Rs. 5,413 crore; YoY decline of 1.9% to 0.1%
- Earnings per share is expected to be in the range of Rs. 23.67 and Rs. 24.09; YoY decline of 5.4% to 3.7%

*Fiscal year ending March 31, 2010**

- Income is expected to be in the range of Rs. 21,416 crore and Rs. 21,747 crore; YoY decline of 1.3% to a growth of 0.3%
- Earnings per share is expected to be in the range of Rs. 94.59 and Rs. 96.00; YoY decline of 9.6% to 8.2%

** Conversion 1 US$ = Rs. 47.91*

Summary

Summary

- Accolades from industry bodies and the media have yet again emphasized our market leadership
- Clients are leveraging Infosys' industry expertise on projects directed at gaining a competitive advantage
- Market leaders across the world are benefiting from Infosys' engineering services, particularly its Product Lifecycle Management (PLM) expertise
- Learning Services' innovative solutions have been acclaimed by our clients
- During fiscal 2008, we had introduced 'Learning Services' that modernizes and integrates traditionally separate functions such as training, learning, e-learning, talent development, and knowledge management
- We believe that in the short term the global economic environment will continue to be challenging
- We are working closely with our clients to help them navigate the downturn. We continue to invest in the future to take advantage of the growth opportunities in the medium to long term
- We continue to win large deals. We have also benefited from vendor consolidation with certain clients
- Our breadth and depth of services and solutions enable us to remain engaged with clients and deliver value to them in this challenging economic environment
- We have invested more in training to enhance our productivity

Infosys®

Thank You

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